Exhibit 99.1

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

_____________________

Dear Shareholder:

On November 12, 2019, Kamada Ltd. (the “Company”) announced the 2019 Annual General Meeting of Shareholders of the Company  (the “Meeting”) to be held on December 24, 2019, and furnished the Notice and Proxy Statement for the Meeting and the accompanying proxy card, on Form 6-K, to the Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”).

The Company had previously announced, on September 19, 2019, that the Meeting would be held on November 4, 2019, and had furnished the Notice and Proxy Statement for the Meeting and the accompanying proxy card, on Form 6-K.  However, on October 2, 2019, the Company announced that it had elected to delay the Meeting to be held on November 4, 2019 in order to allow for additional time to communicate with Brosh Capital Partners, L.P. and Exodus Management Israel Ltd. (together with their affiliates, the “Brosh Group”), shareholders of the Company, about two proposals the Brosh Group had submitted to the Company, on September 26, 2019, for inclusion on the agenda for the Meeting in accordance with Israeli law (the “Initial Brosh Proposals”).  Following discussions and consideration by the Company’s Board of Directors, the agenda for the Meeting set forth in the Notice and Proxy Statement filed on November 12, 2019 had been updated to include one of the Initial Brosh Proposals.

On November 19, 2019, the Brosh Group submitted to the Company two additional proposals for inclusion on the agenda for the Meeting in accordance with Israeli law (the “Additional Brosh Proposals” and together with Initial Brosh Proposals, the “Brosh Proposals”).

On November 21, 2019, notice was submitted to the Chief Executive Officer and Chief Financial Officer of the Company on behalf of FIMI  Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (together, “FIMI”), notifying that FIMI has acquired 4,920,478 of the Company’s shares through a series of block trades from several shareholders, a copy of which notice was filed by the Company with the SEC and the ISA.

Subsequently, on November 21, 2019, the Brosh Group gave notice to the Company that it withdraws all of the Brosh Proposals.  In addition, on November 22, 2019, each of Dr. Michael Berelowitz, Asaf Frumerman, Efrat Makov and Shmuel (Milky) Rubinstein gave notice to the Chairman of the Board of Directors that he/she will not be standing for re-election at the Meeting.  Previously, on November 14, 2019, Professor Itzhak Krinsky, Ph.D had also tendered his resignation from the Board of Directors of the Company, effective immediately, due to personal reasons.

In view of the foregoing developments, and following discussions with representatives of FIMI, the Company is amending the Notice of the Meeting and Proxy Statement for the Meeting and the proxy card for use in connection with the Meeting, to reflect (i) the addition to the agenda for the Meeting of Lilach Asher Topilsky, Amiram Boehm, Ishay Davidi and Karnit Goldwasser, as director nominees designated by FIMI (collectively referred to as the “New Director Nominees”), for election by the shareholders of the Company at the Meeting; and (ii) the removal from the agenda for the Meeting of Dr. Michael Berelowitz, Asaf Frumerman, Efrat Makov, Itzhak Krinsky and Shmuel (Milky) Rubinstein as directors nominees for re-election at the Meeting.  Accordingly, the amended agenda for the Meeting includes a proposal for the election of eight director nominees, four of whom are currently serving directors and four of whom are the New Director Nominees.  Under the amended agenda for the Meeting, shareholders will also be asked to approve the Company’s entering into an indemnification and exculpation agreement with each of the New Director Nominees, subject to their election at the Meeting.  In addition, the following proposals have been removed from the agenda for the Meeting: (i) the approval of the grant of options to the Company’s directors, (ii) the approval of amended compensation terms and a one-time award of equity-based compensation to Mr. Amir London, the Chief Executive Officer of the Company, and (iii) the approval of an amended Compensation Policy for Executive Officers and a Compensation Policy for Directors, other than the approval of an amendment to the current Compensation Policy for Executive Officers and Directors relating to the procurement of directors’ and officers’ liability insurance that remains on the agenda for the Meeting as a separate proposal.  The proposals that have been removed shall be reconsidered and discussed by the newly appointed Board of Directors following the Meeting, and shall be brought to the approval of the shareholders of the Company if and to the extent, and at such time as determined by the newly appointed Board of Directors.

Shareholders of record at the close of business on November 18, 2019 are entitled to notice of and to vote at the Meeting.

Accordingly, enclosed please find the Amended Notice and Amended Proxy Statement for the Meeting and accompanying amended proxy card for the Meeting.  The proxy card previously distributed by the Company is no longer valid, and any previously distributed proxy card that is delivered to the Company shall not be deemed valid.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, please sign, date and mail the enclosed amended proxy card in the envelope provided, in accordance with the instructions on your amended proxy card.

Sincerely, Leon Recanati Chairman of the Board of Directors

November 26, 2019

ii

KAMADA LTD.

2 Holzman Street
Weizmann Science Park

P.O. Box 4081
Rehovot 7670402, Israel

_____________________

AMENDED NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2019 Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Tuesday, December 24, 2019, at 2:00 p.m. (Israel time), for the following purposes:

1.
To elect eight directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company.

2.
Subject to the election of each of Lilach Asher Topilsky, Amiram Boehm, Ishay Davidi and Karnit Goldwasser to serve as a member of our Board of Directors, to approve our entering into an indemnification and exculpation agreement with each such director.

3.	To approve an amendment to our Compensation Policy for Executive Officers and Directors, with respect to the procurement of directors’ and officers’ liability insurance.

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019 and for such additional period until our next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Amended Proxy Statement.

Shareholders of record at the close of business on November 18, 2019 are entitled to notice of and to vote at the Meeting.  You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting.  If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Amended Proxy Statement and on the enclosed amended proxy card.

Shareholders may review the full version of the proposed resolutions in the Amended Proxy Statement as well as the accompanying amended proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)).  Our company’s representative is Ms. Orna Naveh, our General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-73-3988444).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 3.  A shareholder who signs and returns an amended proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our General Counsel and Corporate Secretary, Orna Naveh, at ornan@kamada.com or +972-73-3988444.

The Israeli Companies Law requires that each shareholder voting on Proposal 3 indicate on the amended proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, Leon Recanati Chairman of the Board of Directors

November 26, 2019

KAMADA LTD.

2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

_____________________

AMENDED PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Amended Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2019 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders.  The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Tuesday, December 24, 2019, at 2:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of eight directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) subject to the election of each of Lilach Asher Topilsky, Amiram Boehm, Ishay Davidi and Karnit Goldwasser to serve as a member of our Board of Directors, approval of our entering into an indemnification and exculpation agreement with each such director; (3) approval of an amendment to our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), with respect to the procurement of directors’ and officers’ liability insurance; and (4) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019 and for such additional period until our next annual general meeting of shareholders.  In addition, our consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Amended Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 18, 2019.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 18, 2019, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Proxy.  You may submit your proxy by completing, signing and mailing the enclosed amended proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the amended proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.  If directions are not given or directions are not in accordance with the options listed on an amended proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of Proposal 3.  A shareholder who signs and returns an amended proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our General Counsel and Corporate Secretary, Orna Naveh, at ornan@kamada.com or +972-73-3988444.

The Israeli Companies Law requires that each shareholder voting on Proposal 3 indicate on the amended proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Ms. Orna Naveh, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than Friday, December 13, 2019 at 2:00 pm Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 25, 2019 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 40,512,478 ordinary shares outstanding as of November 25, 2019.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	4,920,478	12.15%
Meitav Dash Investments Ltd.(2)	3,767,607	9.30%
Leon Recanati(3)	3,632,498	8.95%
Brosh Capital Partners L.P.(4)	3,094,721	7.64%
The Phoenix Holding Ltd.(5)	2,820,285	6.96%
Hahn Family(6)	2,251,271	5.55%

Directors and Director Nominees
Leon Recanati(3)	3,632,498	8.95%
Lilach Asher Topilsky	-	-
Dr. Michael Berelowitz(7)	10,313	*
Avraham Berger(8)	10,313	*
Amiram Boehm	-	-
Ishay Davidi(1)	4,920,478	12.15%
Asaf Frumerman	-	-
Karnit Goldwasser	-	-
Jonathan Hahn(9)	2,063,189	5.09%
Efrat Makov(10)	1,250	*
Shmuel Rubinstein(11)	8,133	*
David Tsur(12)	935,662	2.30%
Directors and executive officers as a group (21 persons)(13)	11,986,108	29.56%
__________________
* Less than 1% of our ordinary shares.

(1)
Based solely upon, and qualified in its entirety with reference to, a notice submitted to the Company on November 21, 2019.  According to information provided to the Company, (i) the FIMI Funds are comprised of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), (ii) Mr. Ishay Davidi controls FIMI 6 2016 Ltd., the managing general partner of the FIMI Funds, and (iii) the FIMI Funds, FIMI 6 2016 Ltd. and Mr. Davidi share voting and dispositive power with respect to such shares.

(2)
Based solely upon, and qualified in its entirety with reference to, a notice dated October 3, 2019 submitted to the Company. According to the notice, 2,804,491 of the ordinary shares are beneficially owned by provident funds of the Meitav Dash Investments Ltd. group (“Meitav Dash Group”) and 963,116 of the ordinary shares are beneficially owned by mutual of funds of the Meitav Dash Group.  According to Amendment No.6 to Schedule 13G filed on February 7, 2019, the reported securities are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav Dash Investments Ltd

(3)
Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”).  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  In addition, includes options to purchase 59,375 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 44.29 (or $12.8) per share, which expire between May 14, 2020 and June 20, 2025.  Does not include unvested options to purchase 15,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on November 13, 2017.  According to the Schedule 13D, (a) Brosh Capital Partners, L.P., a Cayman Islands limited partnership (“Brosh”), beneficially owns 2,411,175 ordinary shares; (b) Exodus Management Israel Ltd., an Israeli company, which serves as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”), may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares directly owned by Brosh and (ii) 155,719 ordinary shares held in the Exodus Managed Account; (c) Mr. Amir Efrati, as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Aharon Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares owned by Brosh, (ii) 155,719 ordinary shares held in the Exodus Managed Account, (iii) 233,653 ordinary shares owned by Mr. Biram and (iv) 294,174 ordinary shares owned by Ms. Esther Deutsch; (d) Mr. Aharon Biram beneficially owns 233,653 ordinary shares; and (e) Ms. Esther Deutsch beneficially owns 294,174 ordinary shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a notice dated October 3, 2019 submitted to the Company.  According to the notice, the shares are beneficially owned by provident funds, index certificates and nostro accounts of Phoenix Holding Ltd.  Based upon Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2019, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(6)
Based on a notice submitted to the Company on November 25, 2019, Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 1,908,318 ordinary shares.  According to information  provided to the Company, Damar is wholly-owned by Sinara Financing S.A. (“Sinara”), which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez, and Mr. Jonathan Hahn has the power to vote the shares held by Damar.  In addition, according to information provided to the Company, Mr. Jonathan Hahn directly holds 119,558 ordinary shares, Ms. Tamar Hahn directly holds 94,040 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 94,041ordinary shares.  Also includes options to purchase 35,313 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 40.47 (or $11.69) per share, which expire between May 14, 2020 and June 20, 2025.  Does not include unvested options to purchase 14,688 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(7)
Subject to options to purchase 10,313 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.08 (or $5.51) per share, which expire between March 2, 2023 and June 20, 2025.  Does not include unvested options to purchase 14,688 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)
Subject to options to purchase 10,313 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.08 (or $5.51) per share, which expire between March 2, 2023 and June 20, 2025.  Does not include unvested options to purchase 14,688 ordinary shares that are not exercisable within 60 days of the date of the table.

(9)
Mr. Jonathan Hahn directly holds 119,558 ordinary shares.  In addition, Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,908,318 ordinary shares.  Also includes options to purchase 35,313 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 40.47 (or $11.69) per share, which expire between May 14, 2020 and June 20, 2025.  Does not include unvested options to purchase 14,688 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(10)
Subject to options to purchase 1,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.14 (or $5.82) per share, which expire on June 20, 2025.  Does not include unvested options to purchase 3,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)
Mr. Shmuel Rubinstein holds 4,383 ordinary shares directly.  In addition, includes options to purchase 3,750 ordinary shares directly that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.34 (or $6.16) per share, which expire on June 20, 2025.  Does not include unvested options to purchase 11,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)
Mr. David Tsur directly holds 771,287 ordinary shares.  In addition, includes options to purchase 164,375 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 53.53 (or $15.47) per share, which expire between May 14, 2020 and June 20, 2025.  Does not include unvested options to purchase 15,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	See footnotes (1)-(12) for certain information regarding beneficial ownership.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our executive officers and our Active Deputy Chairman of the Board of Directors, including share-based compensation, for the year ended December 31, 2018, see “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 27, 2019.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Amended Proxy Card)

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11.  Our Board of Directors is currently comprised of eight directors, all of whom were elected to serve in such capacity at our 2018 annual general meeting of shareholders.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, eight directors shall be standing for election, as follows: (i) four of our currently serving directors, Leon Recanati, Avraham Berger, Jonathan Hahn and David Tsur, are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company, subject to our articles of association and applicable law; and (ii) four new director nominees, Lilach Asher Topilsky, Amiram Boehm, Ishay Davidi and Karnit Goldwasser (collectively referred to as the “New Director Nominees”), shall be standing for election at the Meeting for the first time, to hold office until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company, subject to our articles of association and applicable law.

Our Board of Directors has affirmatively determined that each of Leon Recanati, Lilach Asher Topilsky, Avraham Berger, Amiram Boehm, Ishay Davidi and Karnit Goldwasser is an “independent director” as defined under NASDAQ Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of eight members, six of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Leon Recanati has served on our Board of Directors since May 2005 and has served as Chairman since March 2013, and serves as the Chairman of our Compensation Committee.  Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Rainbow Medical Ltd., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Lilach Asher Topilsky is joining as a partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, as of December 2019.  Until the end of November 2019, Ms. Asher Topilsky serves as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York, all since February 2014. Ms. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016.  Ms. Asher Topilsky is a director at Tel Aviv University and at G1 Ltd. (TASE) (as of December 2019).  Prior to joining Israel Discount Bank, Ms. Asher Toplisky served as a member of the management of Bank Hapoalim (TASE) as Deputy Chief Executive Officer and Head of Retail Banking Division (2009-2013) and Head of Strategy and Planning Division (2007-2009).  Ms. Asher Topilsky also served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996).  Ms. Asher Topilsky holds BA degree in Management and Economics from Tel Aviv University and MBA degree from Kellogg School of Management, Northwestern University.

Avraham Berger has served on our board of directors since August 2016, and serves as the Chair of our Audit Committee and as a member of our Compensation Committee.  Until 2014, Mr. Berger served as a senior partner and Chief Executive Officer of PwC Israel, for more than 20 years.  Mr. Berger joined PwC Israel in 1976 and led it from 1991.  Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad.  Mr. Berger lectures at professional forums and has published several articles in the professional press.  Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science.  Mr. Berger holds a BA degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel.

Amiram Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004.  Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ) , Ham-Let (Israel-Canada) Ltd. (TASE), Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSan Ltd. and Galam Ltd.  Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank.  Mr. Boehm holds a BA degree in Economics and LLB degree from Tel Aviv University and a Joint MBA degree from Northwestern University and Tel Aviv University.

Ishay Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram Plastics Ltd., Dimar Cutting Tools Ltd., and as director at Gilat Satellite Communications Ltd. (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), GI Ltd., (TASE), SOS Ltd., DelekSan Ltd., Bet Shemesh Engines Holdings (TASE) and P.C.B Technologies Ltd.  Mr. Davidi previously served as the Chairman of the board of directors of Inrom Ltd., Retalix Ltd. (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan Ltd. (TASE), and as a director at Pharm Up Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a BSc degree in Industrial and Management Engineering from Tel Aviv University and MBA degree from Bar Ilan University.

Karnit Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations.  Ms. Goldwasser is a director at Orian DB Schenker (since September 2017), Delek San Recycling Ltd. (since December 2016) and ELA Recycling Corporation (since April 2015).  Ms. Goldwasser served as a director at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016).  Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd.  Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, and M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and MA degree in Public Policy and Administration from the Lauder School of Government Diplomacy and Strategy, IDC Herzliya.  Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Jonathan Hahn has served on our Board of Directors since March 2010, and serves as the Chair of our Strategy Committee.  Mr. Hahn serves as the President and a director of Tuteur, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

David Tsur has served as Active Deputy Chairman of our Board of Directors since July 2015, and serves as a member of our Research and Development Committee and Strategy Committee.  Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent direct oversight over our director nominations process.  In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.

Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital.  In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in the Company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000.  Mr. Tsur, who serves as Active Deputy Chairman on a half-time basis, shall, in addition, be entitled to compensation for his service in such capacity until his resignation from such position as of December 31, 2019, in accordance with the agreement we entered into with him in July 2015, as described under “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 27, 2019.  In addition, our current directors standing for re-election at the Meeting, if re-elected, shall continue to benefit from directors’ and officers’ indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, the Compensation Committee recommended, and our Board subsequently approved, subject to shareholder approval, our entering into a directors’ and officers’ indemnification and exculpation agreement, in the same form as previously approved by the shareholders, with each of the New Director Nominees, if elected at the Meeting (see Proposal 2), and they will also benefit from directors’ and officers’ liability insurance as we shall procure from time.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect each director nominee named above to our Board of Directors.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENT WITH NEW DIRECTORS
(Item 2 on the Amended Proxy Card)

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him/her as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•
a monetary liability imposed on him/her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court.  However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances.  Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him/her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him/her as a substitute for a criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him/her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association.  Our articles of association include such a provision.  However, pursuant to our Articles of Association, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).  We also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with all of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance.  This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements.  Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our company before May 31, 2013, the greater of 30% of the shareholders’ equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

Our Compensation Committee and Board of Directors, respectively, approved, subject to shareholder approval, our entering into an indemnification and exculpation agreement with each of the New Director Nominees, subject to their election as a director at the Meeting.  The form of the indemnification and exculpation agreement to be entered into with each of the New Director Nominees is the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting, which form is consistent with our Compensation Policy.

Accordingly, we propose that, subject to and effective as of the election of each of the New Director Nominees as a director at the Meeting, our shareholders approve our entering into an indemnification and exculpation agreement with each of them, in the form described above.

Under the Israeli Companies Law, an undertaking to indemnify and exculpate a director, in a manner that is consistent with a company’s compensation policy, must be approved by the compensation committee, board of directors and shareholders of that company, in that order.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of each of the New Director Nominees as a director, to approve the Company’s entering into an indemnification and exculpation agreement with each of them, in the form described in the Amended Proxy Statement for the 2019 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF AMENDMENT TO COMPENSATION POLICY FOR EXECUTIVE OFFICERS
AND DIRECTORS
(Item 3 on the Amended Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders on August 30, 2016 and amended by our shareholders on November 30, 2017 and December 20, 2018, applies to our Chief Executive Officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Policy provides (among things) that office holders (within the meaning of the Israeli Companies Law) may be covered by directors’ and officers’ liability insurance that we may acquire, from time to time, subject to applicable law or regulation.  Under the Israeli Companies Law, the procurement of directors’ and officers’ liability insurance generally requires shareholder approval; however, under the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, the procurement of directors’ and officers’ liability insurance shall not require shareholder approval and may be approved only by a company’s compensation committee, if the terms of the insurance are set forth in the compensation policy and the compensation policy was adopted by the shareholders by the Special Majority, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Accordingly, our current Compensation Policy provides that the acquisition, extension, renewal or replacement of any directors’ and officers’ liability insurance may be approved solely by our Compensation Committee provided that (i) the liability coverage does not exceed $30,000,000 (for each claim and in the aggregate) and the aggregate annual premium does not exceed $400,000, and the side “A” directors’ and officers’ liability coverage does not exceed $10,000,000 (for each claim and in the aggregate) and its aggregate annual premium does not exceed $30,000; and (iv) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities, which we refer to as the “D&O Insurance Framework.”

During the course of the periodic review of our Compensation Policy, as well as our discussions relating to the renewal of our directors’ and officers’ liability insurance, the Compensation Committee and Board of Directors reviewed peer group benchmarks and market trends relating (among other things) to directors’ and officers’ liability insurance policies.  In addition, we were advised by our insurance consultant that there has recently been a significant increase in premiums and deductibles for directors’ and officers’ liability insurance policies and that as a result, we shall not able to renew our insurance while maintaining the same level of coverage without increasing the aggregate annual premium to amounts that are in excess of those set forth in the D&O Insurance Framework.  Accordingly, based on the such review, advice and considerations, our Compensation Committee and Board of Directors approved, subject to shareholder approval, an amendment to the D&O Insurance Framework set forth in the Compensation Policy, such that the D&O Insurance Framework shall provide that: (i) the maximum aggregate limit of liability (including side “A” coverage) shall not exceed US$50 million for each period; (ii) the annual premium shall not exceed US$750,000; (iii) the maximum aggregate deductible payable by us shall not exceed US$2 million; and (iv) the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities.

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the Compensation Committee, Board of Directors and shareholders by the Special Majority (in that order).  Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed amendment to our Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the Compensation Policy of the Company with respect to the procurement of directors’ and officers’ liability insurance, as set forth in Proposal 3 of the Amended Proxy Statement for the 2019 Annual General Meeting of Shareholders, be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.  In addition, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the amended proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Amended Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2019 and for such additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of our independent registered public accountants.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Kost Forer Gabbay & Kasierer for the audit of our financial statements for the year ending December 31, 2019, for compensation of up to US$235,000.  For details regarding the fees billed to us by Kost Forer Gabbay & Kasierer for professional services rendered in 2018, see “Item 16C. Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 27, 2019.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and our representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2018.  This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2018, which form part of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 27, 2019, are available on our website at www.kamada.com or via the EDGAR website of the SEC at www.sec.gov or the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Amended Notice of 2019 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: November 26, 2019